Filed pursuant to Rule 424(b)3

Registration Statement No. 333-170794

This supplement to the prospectus supplement may be used to offer and sell the notes only if accompanied by the prospectus supplement and the prospectus.

Supplement dated December 12, 2012

(to Prospectus Supplement dated December 6, 2012)

Chase Issuance Trust

Issuing Entity

Chase Bank USA, National Association

Sponsor, Depositor, Originator, Administrator and Servicer

CHASEseries

$950,000,000 Class A(2012-8) Notes

This supplement is part of, and should be read in conjunction with, the Prospectus Supplement dated December 6, 2012. This supplement replaces certain information disclosed in the Prospectus Supplement for the Class A(2012-8) Notes.

The following replaces in its entirety the table and first full paragraph on the cover page of the prospectus supplement:

The issuing entity will issue and sell:	Class A(2012-8) Notes
Principal amount	$950,000,000
Interest rate	0.54% per annum
Interest payment dates	15th day of each month, beginning
December 17, 2012

Scheduled principal payment date	October 15, 2015
Legal maturity date	October 16, 2017
Expected issuance date	December 13, 2012
Price to public	$950,185,915 (or 100.01957%)
Underwriting discount	$2,375,000 (or 0.25000%)
Proceeds to the issuing entity	$947,810,915 (or 99.76957%)

Interest on these Class A(2012-8) notes will begin to accrue on November 21, 2012. The price to public and proceeds to the issuing entity set forth above do not include accrued interest from November 21, 2012 to but excluding the issuance date for these Class A(2012-8) notes, which must be paid by the purchasers of these Class A(2012-8) notes on the issuance date. On the issuance date, the underwriters will provide the issuing entity with $28,500 in connection with certain expenses of the issuing entity associated with this offering.

The following amends certain information in the table and replaces in its entirety the footnote on page iii in the “Transaction Summary” section of the prospectus supplement:

First Interest Payment Date:	December 17, 2012*

Price to Public:	$950,185,915 (or 100.01957%)**

Net proceeds from the sale of the
Class A(2012-8) notes net of estimated
expenses:	$947,585,915 (or 99.74589%)**

*	The record date for these Class A(2012-8) notes for the first interest payment date will be December 13, 2012.
**	The price to public and proceeds to the issuing entity set forth above do not include accrued interest from November 21, 2012 to but excluding the issuance date for these Class A(2012-8) notes, which must be paid by the purchasers of these Class A(2012-8) notes on the issuance date.

The following replaces in its entirety the single paragraph on page S-1 in the “Use of Proceeds” section of the prospectus supplement:

The proceeds from the sale of the Class A(2012-8) notes offered by this prospectus supplement will be used to make deposits to the Class C reserve subaccounts for outstanding Class C notes in an aggregate amount of $14,250,000. The remaining proceeds, in the amount of $933,560,915 before deduction of issuance expenses, will be paid to Chase USA. The estimated expenses are $225,000. Therefore, the proceeds, net of the deposits to the Class C reserve subaccounts and issuance expenses, will be approximately $933,335,915. Chase USA will use the remaining net proceeds for its general corporate purposes. The proceeds to be paid to Chase USA do not include $313,500 of accrued interest from November 21, 2012 to but excluding the issuance date for these Class A(2012-8) notes, which must be paid by the purchasers of these Class A(2012-8) notes on the issuance date. In addition, on the issuance date, the underwriters will provide the issuing entity with $28,500 in connection with certain expenses of the issuing entity associated with this offering.

The following replaces in its entirety the fourth full paragraph on page S-3 in the “Underwriting” section of the prospectus supplement:

The issuing entity will receive proceeds of $947,810,915 from the sale of the offered notes. This amount represents 99.76957% of the principal amount of those notes and is net of the underwriting discount of $2,375,000. The underwriting discount represents 0.25000% of the principal amount of those notes. Deposits will be made to Class C reserve subaccounts for outstanding Class C notes in an aggregate amount of $14,250,000. Additional issuance expenses are estimated to be $225,000. The issuing entity will pay these proceeds to Chase USA which will use the proceeds as described in “Use of Proceeds” in this prospectus supplement. The proceeds to be paid to Chase USA do not include $313,500 of accrued interest from November 21, 2012 to but excluding the issuance date for these Class A(2012-8) notes, which must be paid by the purchasers of these Class A(2012-8) notes on the issuance date. In addition, on the issuance date, the underwriters will provide the issuing entity with $28,500 in connection with certain expenses of the issuing entity associated with this offering.

The following replaces in its entirety the footnote on page A-I-1 in the “Other Outstanding Classes and Tranches section of the prospectus supplement:

*	The Class A(2012-8) notes offered by this prospectus supplement form a part of the same tranche and have the same terms as (other than issuance date), and are fungible with, the issuing entity’s $650,000,000 Class A(2012-8) notes that were issued on November 21, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this supplement, prospectus supplement or the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Underwriter

JPMorgan